

SECURIT 19010865

Washington,

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

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SEC FILE NUMBER
8-04077

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2018___ AND ENDING ___12/31/2018___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Oppenheimer & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal   212-668-5782
                                                         (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported
by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



AFFIRMATION

I, Albert G. Lowenthal, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Oppenheimer & Co. Inc. (the "Company"), as of and for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Chairman & Chief Executive Officer_____
Title

Subscribed and sworn to before me on this
27th day of FEBRUARY 2019

_____   Notary Public

MARIA GONZALEZ
Notary Public - State of New York
NO. 01GO6207206
Qualified in Queens County
My Commission Expires 6/8/21

Certificate filed in NY County

Oppenheimer & Co. Inc. and Subsidiaries
Table of Contents
As of December 31, 2018

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Oppenheimer & Co. Inc.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Oppenheimer & Co. Inc. and subsidiaries (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2019

We have served as the Company's auditor since 2013.

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Financial Condition
As of December 31, 2018

(Expressed in thousands, except number of shares and per share amounts)

ASSETS		
Cash and cash equivalents	$	19,675
Deposits with clearing organizations (includes securities with a fair value of $34,599)		67,321
Receivable from brokers, dealers and clearing organizations		166,493
Receivable from customers, net of allowance for credit losses of $886		720,506
Securities purchased under agreements to resell		290
Securities owned, including amounts pledged of $517,951 at fair value		832,016
Notes receivable, net of accumulated amortization and allowance for uncollectibles of $24,784 and $6,800, respectively		43,883
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $70,305		7,546
Deferred income taxes, net		26,573
Goodwill		10,788
Other assets		101,765
Total assets	$	1,996,856
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Drafts payable	$	16,348
Bank call loans		15,000
Payable to brokers, dealers and clearing organizations		289,513
Payable to customers		336,907
Securities sold under agreements to repurchase		484,218
Securities sold but not yet purchased, at fair value		85,446
Income tax payable		64,891
Accrued compensation		157,823
Accounts payable and other liabilities		154,896
Subordinated borrowings		112,558
Total liabilities		1,717,600
Commitments and contingencies (note 11)		
Stockholder's equity		
Common stock, par value $100 per share - 1,000 shares authorized; 760 shares issued and outstanding		76
Additional paid-in capital		307,911
Accumulated deficit		(27,750)
Accumulated other comprehensive income		377
Less 369 shares of treasury stock, at cost		(1,358)
Total stockholder's equity		279,256
Total liabilities and stockholder's equity	$	1,996,856

The accompanying notes are an integral part of the consolidated statement of financial condition.

1.   Organization

Oppenheimer & Co. Inc. (the "Company" and "Oppenheimer") is a wholly owned subsidiary whose ultimate parent is Oppenheimer Holdings Inc. (the "Parent"), a Delaware public corporation. The Company is a New York-based registered broker-dealer and investment adviser in securities under the Securities Exchange Act of 1934 ("the Act") and is a member firm of the Financial Industry Regulatory Authority. The Company is also a registered introducing broker with the Commodities Futures Trading Commission and is a member of the National Futures Association. The Company is also a member of Intercontinental Exchange, Inc., known as ICE Futures U.S., and various exchanges, including the New York Stock Exchange, Inc.

The Company engages in a broad range of activities in the securities industry, including retail securities brokerage, institutional sales and trading, investment banking (both corporate and public finance), underwritings, research, market-making, and investment advisory and asset management services.

The Company provides its services from offices located throughout the United States. In addition, the Company conducts business in Israel and Latin America.

2.   Summary of significant accounting policies and estimates

Basis of Presentation

The consolidated statement of financial condition of the Company includes the accounts of the Company's wholly owned subsidiaries: Freedom Investments, Inc. ("Freedom"), a registered broker-dealer in securities, which provides on-line investing as well as discount brokerage services; Oppenheimer Israel (OPCO) Ltd., which is engaged in offering investment services in the State of Israel; Pace Securities, Inc. ("Pace"), Prime Charter Ltd., Old Michigan Corp. and Subsidiaries (inactive), and Reich & Co., Inc. (in liquidation).

This consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America.

Intercompany transactions and balances have been eliminated in the preparation of the consolidated statement of financial condition.

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated statement of financial condition.

In presenting the consolidated statement of financial condition, management makes estimates regarding valuations of financial instruments, loans and allowances for credit losses, the outcome of legal and regulatory matters, goodwill and other intangible assets, share-based compensation plans and income taxes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could be materially different from these estimates. A discussion of certain critical accounting policies in which estimates are a significant component of the amounts reported on the consolidated statement of financial condition follows.

Financial Instruments and Fair Value

Financial Instruments

Securities owned, securities sold but not yet purchased, investments and derivative contracts are carried at fair value with changes in fair value recognized in earnings each period.

Fair Value Measurements

Accounting guidance for the fair value measurement of financial assets, which defines fair value, establishes a framework for measuring fair value, establishes a fair value measurement hierarchy, and expands fair value measurement disclosures. Fair value, as defined by the accounting guidance, is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by this accounting guidance prioritizes the inputs used in valuation techniques into the following three categories (highest to lowest priority):

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

Level 3: Unobservable inputs that are significant to the overall fair value measurement.

The Company's financial instruments that are recorded at fair value generally are classified within Level 1 or Level 2 within the fair value hierarchy using quoted market prices or quotes from market makers or broker-dealers. Financial instruments classified within Level 1 are valued based on quoted market prices in active markets and consist of U.S. Treasury and Agency securities, corporate equities, and certain money market instruments. Level 2 financial instruments primarily consist of investment grade and high-yield corporate debt, convertible bonds, mortgage and asset-backed securities, and municipal obligations. Financial instruments classified as Level 2 are valued based on quoted prices for similar assets and liabilities in active markets and quoted prices for identical or similar assets and liabilities in markets that are not active. Some financial instruments are classified within Level 3 within the fair value hierarchy as observable pricing inputs are not available due to limited market activity for the asset or liability. Such financial instruments include certain distressed municipal securities and auction rate securities ("ARS").

Fair Value Option
The Company has the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. The Company may make a fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

Consolidation

The Company consolidates all subsidiaries in which it has a controlling financial interest, as well as any variable interest entities ("VIEs") where the Company is deemed to be the primary beneficiary, when it has the power to make the decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb significant losses or the right to receive benefits that could potentially be significant to the VIE. The Company reviews factors, including the rights of the equity holders at risk and obligations of equity holders to absorb losses or receive expected residual returns, to determine if the entity is a VIE. In evaluating whether the Company is the primary beneficiary, the Company evaluates its economic interests in the entity held either directly or indirectly by the Company. Under Accounting Standards Update ("ASU") 2015-02, a general partner will not consolidate a partnership or similar entity under the voting interest model. See note 6 for further details.

Financing Receivables

The Company's financing receivables include customer margin loans, securities purchased under agreements to resell ("reverse repurchase agreements"), and securities borrowed transactions. The Company uses financing receivables to extend margin loans to customers, meet trade settlement requirements, and facilitate its matched-book arrangements and inventory requirements. The Company's financing receivables are secured by collateral received from clients and counterparties. In many cases, the Company is permitted to sell or re-pledge securities held as collateral. These securities may be used to collateralize repurchase agreements, to enter into securities lending agreements, to cover short positions or fulfill the obligation of securities fails to deliver. The Company monitors the market value of the collateral received on a daily basis and may require clients and counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Customer receivables, primarily consisting of customer margin loans collateralized by customer-owned securities, are stated net of allowance for credit losses. The Company reviews large customer accounts that do not comply with the Company's margin requirements on a case-by-case basis to determine the likelihood of collection and records an allowance for credit loss following that process. For small customer accounts that do not comply with the Company's margin requirements, the allowance for credit loss is generally recorded as the amount of unsecured or partially secured receivables.

The Company also makes loans to financial advisers as part of its hiring process. These loans are recorded as notes receivable on its consolidated statement of financial condition. Allowances are established on these loans if the financial adviser is no longer associated with the Company and the loan has not been promptly repaid.

Legal and Regulatory Reserves

The Company records reserves related to legal and regulatory proceedings in accounts payable and other liabilities. The determination of the amounts of these reserves requires significant judgment on the part of management. In accordance with applicable accounting guidance, the Company establishes reserves for litigation and regulatory matters where available information indicates that it is probable a liability had been incurred and the Company can reasonably estimate the amount of that loss. When loss contingencies are not probable or cannot be reasonably estimated, the Company does not establish reserves.

When determining whether to record a reserve, management considers many factors including, but not limited to, the amount of the claim; the stage and forum of the proceeding, the sophistication of the claimant, the amount of the loss, if any, in the client's account and the possibility of wrongdoing, if any, on the part of an employee of the Company; the basis and validity of the claim; previous results in similar cases; and applicable legal precedents and case law. Each legal and regulatory proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded in the results of that period. The assumptions of management in determining the estimates of reserves may be incorrect and the actual disposition of a legal or regulatory proceeding could be greater or less than the reserve amount.

Goodwill

The Company defines a reporting unit as an operating segment. Goodwill of a reporting unit is subject to at least an annual test for impairment to determine if the estimated fair value of a reporting unit is less than its carrying amount. Goodwill of a reporting unit is required to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Due to the volatility in the financial services sector and equity markets in general, determining whether an impairment of goodwill has occurred is increasingly difficult and requires management to exercise significant judgment. The Company's annual goodwill impairment analysis performed as of December 31, 2018 applied the following valuation methodologies:

In estimating the fair value of the reporting unit, the Company uses the market comparable approach. The market comparable approach is based on comparisons of the subject company to public companies whose stocks are actively traded ("Price Multiples") or to similar companies engaged in an actual merger or acquisition ("Precedent Transactions"). As part of this process, multiples of value relative to financial variables, such as earnings or stockholders' equity, are developed and applied to the appropriate financial variables of the subject company to indicate its value. Each of these standard valuation methodologies requires the use of management estimates and assumptions. In its Price Multiples valuation analysis, the Company uses various operating metrics of comparable companies, including revenues, after-tax earnings, and EBITDA as well as price-to-book value ratios at a point in time. The Company analyzes prices paid in Precedent Transactions that are comparable to the business conducted in the reporting unit. The Company weighs each of the valuation methods equally in its overall valuation. Given the subjectivity involved in selecting which valuation method to use, the corresponding weightings, and the input variables for use in the analyses, it is possible that a different valuation model and the selection of different input variables could produce a materially different estimate of the fair value of the reporting unit.

7

Share-Based Compensation Plans

As part of the compensation to employees and directors, the Company uses stock-based compensation, consisting of restricted stock, stock options and stock appreciation rights. In accordance with ASC Topic 718, "Compensation - Stock Compensation," the Company classifies the stock options and restricted stock awards as equity awards, which requires the compensation cost to be recognized in the consolidated income statement over the requisite service period of the award at grant date fair value and adjust for actual forfeitures. The fair value of restricted stock awards is determined based on the grant date closing price of the Parent's Class A non-voting common stock ("Class A Stock") adjusted for the present value of the dividend to be received upon vesting. The fair value of stock options is determined using the Black-Scholes model. Key assumptions used to estimate the fair value include the expected term and the expected volatility of the Parent's Class A Stock over the term of the award, the risk-free interest rate over the expected term, and the Parent's expected annual dividend yield. The Company classifies stock appreciation rights ("OARs") as liability awards, which requires the fair value to be remeasured at each reporting period until the award vests. The fair value of OARs is also determined using the Black-Scholes model at the end of each reporting period. The compensation cost is adjusted each reporting period for changes in fair value prorated for the portion of the requisite service period rendered.

Statement of Financial Condition

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Receivables from / Payables to Brokers, Dealers and Clearing Organizations

Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company receives cash or collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received, respectively, by settlement date.

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase

Reverse repurchase agreements and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. Additionally, the Company elected the fair value option for repurchase agreements and reverse repurchase agreements that do not settle overnight or have an open settlement date. The Company can present the reverse repurchase and repurchase transactions on a net-by-counterparty basis when the specific offsetting requirements are satisfied.

Notes Receivable

Notes receivable represent recruiting and retention payments generally in the form of upfront loans to financial advisers and key revenue producers as part of the Company's overall growth strategy. These notes generally amortize over a service period of 3 to 9 years from the initial date of the note or based on productivity levels of employees. All such notes are contingent on the employees' continued employment with the Company. The unforgiven portion of the notes becomes due on demand in the event the employee departs during the service period.

Oppenheimer & Co. Inc. and Subsidiaries
Notes to Consolidated Statement of Financial Condition
As of December 31, 2018

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures, and equipment is provided on a straight-line basis generally over 3-7 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the improvement or the remaining term of the lease. Leases with escalating rents are expensed on a straight-line basis over the life of the lease. Landlord incentives are recorded as deferred rent and amortized, as reductions to lease expense, on a straight-line basis over the life of the applicable lease. Deferred rent is included in accounts payable and other liabilities on the consolidated statement of financial condition.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank.

Bank Call Loans

Bank call loans are generally payable on demand and bear interest at various rates, such loans were collateralized by firm and/or customer securities.

Foreign Currency Translations

Foreign currency balances have been translated into U.S. dollars as follows: monetary assets and liabilities at exchange rates prevailing at period end; revenue and expenses at average rates for the period; and non-monetary assets and stockholders' equity at historical rates. The functional currency of the overseas operations in Tel Aviv, Israel is the local currency.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated statement of financial condition. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and the results of recent operations.

The Company records uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes" on the basis of a two-step process whereby it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company permanently reinvests eligible earnings of its foreign subsidiaries and, accordingly, does not accrue any U.S. income taxes that would arise if such earnings were repatriated.

On December 22, 2017, the Federal government enacted Public Law 115-97, commonly referred to as the Tax Cuts and Jobs Act ("TCJA"). The TCJA makes broad and complex changes to the U.S. tax code, including, but not limited to: (1) reducing the U.S. Federal corporate tax rate from 35 percent to 21 percent; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) a new provision designed to tax global intangible low-taxed income ("GILTI"), which allows for the possibility of using foreign tax credits ("FTCs") and a deduction of up to 50 percent to offset the income tax liability (subject to some

limitations); (5) limitations on the use of FTCs to reduce the U.S. income tax liability; (6) eliminating the corporate alternative minimum tax ("AMT") and changing how existing AMT credits can be realized; (7) creating the base erosion anti-abuse tax, a new minimum tax; (8) limitations on the deductibility of certain executive compensation; (9) creating a new limitation on deductible interest expense; (10) eliminating the deductibility of entertainment expenses; and (11) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin 118 ("SAB 118") which provides guidance on accounting for the impact of the Tax Cuts and Jobs Act (the "Tax Act"). SAB 118 provides a measurement period, not to exceed 12 months from the date of enactment to complete, the accounting associated with the Tax Act. Under SAB 118, for matters for which the accounting related to the Act had not yet been completed, the Company recognized provisional amounts to the extent that they were reasonably estimable. The Company has completed its accounting of the impact of the Tax Act in the current period and there were no significant changes to the provisional amounts previously recorded in accordance with SAB 118. See note 9, Income taxes.

New Accounting Pronouncements

Recently Issued

In February 2016, the FASB issued ASU 2016-02, "Leases." The ASU requires the recognition of a right-of-use asset and lease liability on the balance sheet by lessees for those leases classified as operating leases under previous guidance. The ASU is effective for fiscal years beginning after December 15, 2018. The Company evaluated the impact of adopting this ASU which will not have a significant impact on its consolidated statement of financial condition. As of December 31, 2018, the Company estimates that it will record right-of-use assets between $4.0 million to $6.0 million and lease liabilities within the same range on the consolidated statement of financial condition upon the adoption of this standard, which predominately relates to real estate leases. The Company has elected the modified retrospective method and will include any cumulative-effect adjustment as of the date of adoption.

In June 2016, the FASB issued ASU 2016-13, "Measurement of Credit Losses on Financial Instruments," which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to U.S. GAAP an impairment model ("current expected credit loss model"). Under this new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The ASU is effective for fiscal years beginning after December 15, 2019. The Company is currently evaluating the impact, if any, that the ASU will have on the Company; the adoption of the ASU is not currently expected to have a material impact on the Company's consolidated statement of financial condition.

In January 2017, the FASB issued ASU 2017-04, "Intangibles - Goodwill and Other, Simplifying the Test for Goodwill Impairment," which simplifies the subsequent measurement of goodwill. The Company is no longer required to perform its Step 2 goodwill impairment test; instead, the Company should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The ASU is effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. The Company will not early adopt this ASU. The Company is currently evaluating the impact, if any, of the ASU on the Company; the adoption of the ASU is not currently expected to have a material impact on the Company's consolidated statement of financial condition.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement - Disclosure Framework - Changes to the Disclosure Requirements for the Fair Value Measurement," which modifies the disclosure requirements related to fair value measurement. The ASU is effective for fiscal years and interim periods beginning after December 15, 2019 and early adoption is permitted. The Company will not early adopt this ASU. The Company is currently evaluating the impact, if any, of the ASU on the Company's disclosure.

Oppenheimer & Co. Inc. and Subsidiaries
Notes to Consolidated Statement of Financial Condition
As of December 31, 2018

3. **Receivable from and payable to brokers, dealers and clearing organizations**

(Expressed in thousands)

	As of
	December 31, 2018
Receivable from brokers, dealers and clearing organizations consists of:	
Securities borrowed	$ 108,144
Receivable from brokers	20,140
Securities failed to deliver	7,021
Clearing organizations	28,777
Other	2,411
Total	$ 166,493
Payable to brokers, dealers and clearing organizations consists of:	
Securities loaned	$ 146,815
Payable to brokers	158
Securities failed to receive	27,799
Other	114,741
Total	$ 289,513

4. **Fair value measurements**

Securities owned, securities sold but not yet purchased, investments and derivative contracts are carried at fair value with changes in fair value recognized in earnings each period.

Valuation Techniques

A description of the valuation techniques applied and inputs used in measuring the fair value of the Company's financial instruments is as follows:

U.S. Government Obligations

U.S. Treasury securities are valued using quoted market prices obtained from active market makers and inter-dealer brokers.

U.S. Agency Obligations

U.S. agency securities consist of agency issued debt securities and mortgage pass-through securities. Non-callable agency issued debt securities are generally valued using quoted market prices. Callable agency issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of mortgage pass-through securities are model driven with respect to spreads of the comparable to-be-announced ("TBA") security.

Sovereign Obligations

The fair value of sovereign obligations is determined based on quoted market prices when available or a valuation model that generally utilizes interest rate yield curves and credit spreads as inputs.

Corporate Debt and Other Obligations

The fair value of corporate bonds is estimated using recent transactions, broker quotations and bond spread information.

Mortgage and Other Asset-Backed Securities

The Company holds non-agency securities collateralized by home equity and various other types of collateral which are valued based on external pricing and spread data provided by independent pricing services. When specific external pricing is not observable, the valuation is based on yields and spreads for comparable bonds.

Municipal Obligations

The fair value of municipal obligations is estimated using recently executed transactions, broker quotations, and bond spread information.

Convertible Bonds

The fair value of convertible bonds is estimated using recently executed transactions and dollar-neutral price quotations, where observable. When observable price quotations are not available, fair value is determined based on cash flow models using yield curves and bond spreads as key inputs.

Corporate Equities

Equity securities and options are generally valued based on quoted prices from the exchange or market where traded. To the extent quoted prices are not available, fair values are generally derived using bid/ask spreads.

Auction Rate Securities ("ARS")

In February 2010, Oppenheimer finalized settlements with each of the New York Attorney General's office ("NYAG") and the Massachusetts Securities Division ("MSD" and, together with the NYAG, the "Regulators") concluding investigations and administrative proceedings by the Regulators concerning Oppenheimer's marketing and sale of ARS. Pursuant to the settlements with the Regulators, Oppenheimer agreed to extend offers to repurchase ARS from certain of its clients subject to certain terms and conditions more fully described below. As of December 31, 2018, the Company had no outstanding ARS purchase commitments related to the settlements with the Regulators. In addition to the settlements with the Regulators, Oppenheimer has also reached settlements of and received adverse awards in legal proceedings with various clients where the Company is obligated to purchase ARS. Pursuant to completed Purchase Offers (as defined) under the settlements with the Regulators and client-related legal settlements and awards to purchase ARS, as of December 31, 2018, the Company purchased and holds (net of redemptions) approximately $40.7 million in ARS from its clients. In addition, the Company is committed to purchase another $7.3 million in ARS from clients through 2020 under legal settlements and awards.

The ARS positions that the Company owns and is committed to purchase primarily represent auction rate preferred securities issued by closed-end funds and, to a lesser extent, municipal auction rate securities which are municipal bonds wrapped by municipal bond insurance and student loan auction rate securities which are asset-backed securities backed by student loans.

Interest rates on ARS typically reset through periodic auctions. Due to the auction mechanism and generally liquid markets, ARS have historically been categorized as Level 1 of the fair value hierarchy. Beginning in February 2008, uncertainties in the credit markets resulted in substantially all of the ARS market experiencing failed auctions. Once the auctions failed, the ARS could no longer be valued using observable prices set in the auctions. The Company has used less observable determinants of the fair value of ARS, including the strength in the underlying credits, announced issuer redemptions, completed issuer redemptions, and announcements from issuers regarding their intentions with respect to their outstanding ARS. The Company has also developed an internal methodology to discount for the lack of liquidity and non-performance risk of the failed auctions. Due to liquidity problems associated with the ARS market, ARS that lack liquidity are setting their interest rates according to a maximum rate formula. For example, an auction rate preferred security maximum rate may be set at 200% of a short-term index such as LIBOR or U.S. Treasury yield. For fair value purposes, the Company has determined that the maximum spread would be an adequate risk premium to account for illiquidity in the market. Accordingly, the Company applies a spread to the short-term index for each asset class to derive the discount rate. The Company uses short-term U.S. Treasury yields as its benchmark short-term index. The risk of non-performance is typically reflected in the prices of ARS positions where the fair value is derived from recent trades in the secondary market.

The ARS purchase commitment, or derivative asset or liability, arises from both the settlements with the Regulators and legal settlements and awards. The ARS purchase commitment represents the difference between the principal value and the fair value of the ARS the Company is committed to purchase. The Company utilizes the same valuation methodology for the ARS purchase commitment as it does for the ARS it owns. Additionally, the present value of the future principal value of ARS purchase commitments under legal settlements and awards is used in the discounted valuation model to reflect the time value of money over the period of time that the commitments are outstanding. The amount of the ARS purchase commitment only becomes determinable once the Company has met with its primary regulator and the NYAG and agreed upon a buyback amount, commenced the ARS buyback offer to clients, and received notice from its clients which ARS they are tendering. As a result, it is not possible to observe the current yields actually paid on the ARS until all of these events have happened which is typically very close to the time that the Company actually purchases the ARS. For ARS purchase commitments pursuant to legal settlements and awards, the criteria for purchasing ARS from clients is based on the nature of the settlement or award which will stipulate a time period and amount for each repurchase. The Company will not know which ARS will be tendered by the client until the stipulated time for repurchase is reached. Therefore, the Company uses the current yields of ARS owned in its discounted valuation model to determine a fair value of ARS purchase commitments. The Company also uses these current yields by asset class (i.e., auction rate preferred securities, municipal auction rate securities, and student loan auction rate securities) in its discounted valuation model to determine the fair value of ARS purchase commitments. In addition, the Company uses the discount rate and duration of ARS owned, by asset class, as a proxy for the duration of ARS purchase commitments.

Oppenheimer & Co. Inc. and Subsidiaries
Notes to Consolidated Statement of Financial Condition
As of December 31, 2018

Additional information regarding the valuation technique and inputs for ARS used is as follows:

(Expressed in thousands)

Quantitative Information about ARS Level 3 Fair Value Measurements as of December 31, 2018

Product	Principal	Valuation Adjustment	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted Average
Auction Rate Securities Owned [1]							
Auction Rate Preferred Securities	$ 21,350	$ 1	$ 21,349	Discounted Cash Flow	Discount Rate [2]	2.86% to 3.89%	3.88%
					Duration	1 Year	1 Year
					Current Yield [3]	2.69% to 4.05%	4.03%
Auction Rate Preferred Securities	18,950	2,697	16,253	Tender Offer [4]	N/A	N/A	N/A
Municipal Auction Rate Securities	75	—	75	Discounted Cash Flow	Discount Rate [5]	4.35%	4.35%
					Duration	2 Years	2 Years
					Current Yield [3]	5.51%	5.51%
Student Loan Auction Rate Securities	275	—	275	Discounted Cash Flow	Discount Rate [6]	3.68%	3.68%
					Duration	4 Years	4 Years
					Current Yield [3]	3.64%	3.64%
	$ 40,650	$ 2,698	$ 37,952				
Auction Rate Securities Commitments to Purchase [7]							
Auction Rate Preferred Securities	$ 7,305	$ 1,096	$ 6,209	Tender Offer [4]	N/A	N/A	N/A
	$ 7,305	$ 1,096	$ 6,209				
Total	$ 47,955	$ 3,794	$ 44,161				

(1) Principal amount represents the par value of the ARS and is included in securities owned on the consolidated statement of financial condition as of December 31, 2018. The valuation adjustment amount is included as a reduction to securities owned on the consolidated statement of financial condition as of December 31, 2018.
(2) Derived by applying a multiple to the spread between 110% to 150% to the U.S. Treasury rate of 2.60%.
(3) Based on current yields for ARS positions owned.
(4) Residual ARS amounts owned and ARS commitments to purchase that were subject to tender offers were priced at the tender offer price. Included in Level 2 of the fair value hierarchy.
(5) Derived by applying the sum of the spread of 175% to the U.S. Treasury rate of 2.49%
(6) Derived by applying a multiple to the spread of 1.20% to the U.S. Treasury rate of 2.48%.
(7) Principal amount represents the present value of the ARS par value that the Company is committed to purchase at a future date. This principal amount is presented as an off-balance sheet item. The valuation adjustment amount is included in accounts payable and other liabilities on the consolidated statement of financial condition as of December 31, 2018.

The fair value of ARS and ARS purchase commitments is particularly sensitive to movements in interest rates. Increases in short-term interest rates would increase the discount rate input used in the ARS valuation and thus reduce the fair value of the ARS (increase the valuation adjustment). Conversely, decreases in short-term interest rates would decrease the discount rate and thus increase the fair value of ARS (decrease the valuation adjustment). However, an increase (decrease) in the discount rate input would be partially mitigated by an increase (decrease) in the current yield earned on the underlying ARS asset increasing the cash flows and thus the fair value. Furthermore, movements in short term interest rates would likely impact the ARS duration (i.e., sensitivity of the price to a change in interest rates), which would also have a mitigating effect on interest rate movements. For example, as interest rates increase, issuers of ARS have an incentive to redeem outstanding securities as servicing the interest payments gets prohibitively expensive which would lower the duration assumption thereby increasing the ARS fair value. Alternatively, ARS issuers are less likely to redeem ARS in a lower interest rate environment as it is a relatively inexpensive source of financing which would increase the duration assumption thereby decreasing the ARS fair value. For example, see the following sensitivities:

- The impact of a 25 basis point increase in the discount rate at December 31, 2018 would result in a decrease in the fair value of $22,000 (does not consider a corresponding reduction in duration as discussed above).

- The impact of a 50 basis point increase in the discount rate at December 31, 2018 would result in a decrease in the fair value of $76,000 (does not consider a corresponding reduction in duration as discussed above).

These sensitivities are hypothetical and are based on scenarios where they are "stressed" and should be used with caution. These estimates do not include all of the interplay among assumptions and are estimated as a portfolio rather than as individual assets.

Due to the less observable nature of these inputs, ARS is primarily categorized in Level 3 of the fair value hierarchy. As of December 31, 2018, the Company had a valuation adjustment (unrealized loss) of $2.7 million for ARS owned which is included as a reduction to securities owned on the consolidated statement of financial condition. As of December 31, 2018, the Company also had a valuation adjustment of $1.1 million on ARS purchase commitments from legal settlements and awards which is included in accounts payable and other liabilities on the consolidated statement of financial condition. The total valuation adjustment was $3.8 million as of December 31, 2018. The valuation adjustment represents the difference between the principal value and the fair value of the ARS owned and ARS purchase commitments.

Investments

In its role as general partner in certain hedge funds and private equity funds, the Company, through its subsidiaries, holds direct investments in such funds. The Company uses the net asset value of the underlying fund as a basis for estimating the fair value of its investment. The following table provides information about the Company's investments in Company-sponsored funds as of December 31, 2018:

(Expressed in thousands)

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Hedge funds [1]	$ 337	$ —	Annually	120 Days
Private equity funds [2]	8	—	N/A	N/A
	$ 345	$ —		

(1) Includes investments in hedge funds and hedge fund of funds that pursue long/short, event-driven, and activist strategies. Each hedge fund has various restrictions regarding redemption; no investment is locked-up for a period greater than one year.

(2) Includes private equity funds and private equity fund of funds with a focus on diversified portfolios, real estate and global natural resources. Due to the illiquid nature of these funds, investors are not permitted to make withdrawals without the consent of the general partner. The lock-up period of the private equity funds can extend to 10 years.

Valuation Process

The Company's Finance & Accounting ("F&A") group is responsible for the Company's fair value policies, processes and procedures. F&A is independent from the business units and trading desks and is headed by the Parent's Chief Financial Officer ("CFO"), who has final authority over the valuation of the Company's financial instruments. The Finance Control Group ("FCG") within F&A is responsible for daily profit and loss reporting, front-end trading system position reconciliations, monthly profit and loss reporting, and independent price verification procedures.

For financial instruments categorized in Levels 1 and 2 of the fair value hierarchy, the FCG performs a monthly independent price verification to determine the reasonableness of the prices provided by the Company's independent pricing vendor. The FCG uses its third-party pricing vendor, executed transactions, and broker-dealer quotes for validating the fair values of financial instruments.

For financial instruments categorized in Level 3 of the fair value hierarchy measured on a recurring basis, primarily for ARS, a group comprised of the Parent's CFO, the Controller, and an Operations Director are responsible for the ARS valuation model and resulting fair valuations. Procedures performed include aggregating all ARS owned by type from firm inventory accounts and ARS purchase commitments from regulatory and legal settlements and awards provided by the Legal Department. Observable and unobservable inputs are aggregated from various sources and entered into the ARS valuation model. For unobservable inputs, the group reviews the appropriateness of the inputs to ensure consistency with how a market participant would arrive at the unobservable input. For example, for the duration assumption, the group would consider recent policy statements regarding short-term interest rates by the Federal Reserve and recent ARS issuer redemptions and announcements for future redemptions. The model output is reviewed for reasonableness and consistency. Where available, comparisons are performed between ARS owned or committed to purchase with ARS that are trading in the secondary market.

Assets and Liabilities Measured at Fair Value

The Company's assets and liabilities, recorded at fair value on a recurring basis as of December 31, 2018, have been categorized based upon the above fair value hierarchy as follows:

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2018

(Expressed in thousands)

	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 10,500	$ —	$ —	$ 10,500
Deposits with clearing organizations	34,599	—	—	34,599
Securities owned:				
U.S. Treasury securities	652,743	—	—	652,743
U.S. Agency securities	812	6,474	—	7,286
Sovereign obligations	—	214	—	214
Corporate debt and other obligations	—	19,819	—	19,819
Mortgage and other asset-backed securities	—	2,486	—	2,486
Municipal obligations	—	52,176	—	52,176
Convertible bonds	—	31,270	—	31,270
Corporate equities	28,063	—	—	28,063
Money markets	7	—	—	7
Auction rate securities	—	16,253	21,699	37,952
Securities owned, at fair value	681,625	128,692	21,699	832,016
Investments [1]	—	—	101	101
Derivative contracts:				
TBAs	—	4,873	—	4,873
Total	$ 726,724	$ 133,565	$ 21,800	$ 882,089
Liabilities				
Securities sold but not yet purchased:				
U.S. Treasury securities	$ 53,646	$ —	$ —	$ 53,646
U.S. Agency securities	—	3	—	3
Sovereign obligations	—	78	—	78
Corporate debt and other obligations	—	7,236	—	7,236
Convertible bonds	—	9,709	—	9,709
Corporate equities	14,774	—	—	14,774
Securities sold but not yet purchased, at fair value	68,420	17,026	—	85,446
Derivative contracts:				
Futures	807	—	—	807
Foreign exchange forward contracts	4	—	—	4
TBAs	—	4,873	—	4,873
ARS purchase commitments	—	1,096	—	1,096
Derivative contracts, total	811	5,969	—	6,780
Total	$ 69,231	$ 22,995	$ —	$ 92,226

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the consolidated statement of financial condition. The table below excludes non-financial assets and liabilities (e.g., furniture, equipment and leasehold improvements and accrued compensation).

The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 or Level 2 (e.g., cash and receivables from customers) approximates fair value because of the relatively short term nature of the underlying assets.

Assets and liabilities not measured at fair value as of December 31, 2018

(Expressed in thousands)		Fair Value Measurement: Assets			
	Carrying Value	Level 1	Level 2	Level 3	Total
Cash	$ 9,175	$ 9,175	$ —	$ —	$ 9,175
Deposits with clearing organization	32,722	32,722	—	—	32,722
Receivable from brokers, dealers and clearing organizations:					
Securities borrowed	108,144	—	108,144	—	108,144
Receivables from brokers	20,140	—	20,140	—	20,140
Securities failed to deliver	7,021	—	7,021	—	7,021
Clearing organizations	28,777	—	28,777	—	28,777
Other	2,411	—	2,411	—	2,411
	166,493	—	166,493	—	166,493
Receivable from customers	720,506	—	720,506	—	720,506
Securities purchased under agreements to resell	290	—	290	—	290
Notes receivable, net	43,883	—	43,883	—	43,883
Investments [(1)]	59,765	—	59,765	—	59,765

(1)   Included in other assets on the consolidated statement of financial condition.

(Expressed in thousands)		Fair Value Measurement: Liabilities			
	Carrying Value	Level 1	Level 2	Level 3	Total
Drafts payable	$ 16,348	$ 16,348	$ —	$ —	$ 16,348
Bank call loans	15,000	—	15,000	—	15,000
Payables to brokers, dealers and clearing organizations:					
Securities loaned	146,815	—	146,815	—	146,815
Payable to brokers	158	—	158	—	158
Securities failed to receive	27,799	—	27,799	—	27,799
Other	113,934	—	113,934	—	113,934
	288,706	—	288,706	—	288,706
Payables to customers	336,907	—	336,907	—	336,907
Securities sold under agreements to repurchase	484,218	—	484,218	—	484,218
Subordinated borrowings	112,558	—	112,558	—	112,558

Fair Value Option

The Company elected the fair value option for securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements") that do not settle overnight or have an open settlement date. The Company has elected the fair value option for these instruments to reflect more accurately market and economic events in its earnings and to mitigate a potential mismatch in earnings caused by using different measurement attributes (i.e. fair value versus carrying value) for certain assets and liabilities. As of December 31, 2018, the Company did not have any repurchase agreements and reverse repurchase agreements that do not settle overnight or have an open settlement date.

Derivative Instruments and Hedging Activities

The Company transacts, on a limited basis, in exchange traded and over-the-counter derivatives for both asset and liability management as well as for trading and investment purposes. Risks managed using derivative instruments include interest rate risk and, to a lesser extent, foreign exchange risk. All derivative instruments are measured at fair value and are recognized as either assets or liabilities on the consolidated statement of financial condition.

Foreign exchange hedges

From time to time, the Company also utilizes forward and options contracts to hedge the foreign currency risk associated with compensation obligations to Oppenheimer Israel (OPCO) Ltd. employees denominated in New Israeli Shekel ("NIS"). Such hedges have not been designated as accounting hedges. Unrealized gains and losses on foreign exchange forward contracts are recorded in other assets on the consolidated statement of financial condition.

Derivatives used for trading and investment purposes

Futures contracts represent commitments to purchase or sell securities or other commodities at a future date and at a specified price. Market risk exists with respect to these instruments. Notional or contractual amounts are used to express the volume of these transactions and do not represent the amounts potentially subject to market risk. The Company uses futures contracts, including U.S. Treasury notes, Federal Funds, General Collateral futures and Eurodollar contracts primarily as an economic hedge of interest rate risk associated with government trading activities. Unrealized gains and losses on futures contracts are recorded on the consolidated statement of financial condition in payable to brokers, dealers and clearing organizations.

To-be-announced securities

The Company also transacts in pass-through mortgage-backed securities eligible to be sold in the TBA market as economic hedges against mortgage-backed securities that it owns or has sold but not yet purchased. TBAs provide for the forward or delayed delivery of the underlying instrument with settlement up to 180 days. The contractual or notional amounts related to these financial instruments reflect the volume of activity and do not reflect the amounts at risk. Net unrealized gains and losses on TBAs are recorded on the consolidated statement of financial condition in receivable from brokers, dealers and clearing organizations or payable to brokers, dealers and clearing organizations.

The notional amounts and fair values of the Company's derivatives as of December 31, 2018 by product were as follows:

(Expressed in thousands)

		Fair Value of Derivative Instruments	
	Description	Notional	Fair Value
Assets:			
Derivatives not designated as hedging instruments [1]			
Other contracts	TBAs	$ 729,500	$ 4,873
		$ 729,500	$ 4,873
Liabilities:			
Derivatives not designated as hedging instruments [1]			
Commodity contracts	Futures	$ 4,580,800	$ 807
Other contracts	Foreign exchange forward contracts	200	4
Other contracts	TBAs	729,500	4,873
	ARS purchase commitments	7,305	1,096
		$ 5,317,805	$ 6,780

(1) See "Derivative Instruments and Hedging Activities" above for a description of derivative financial instruments. Such derivate instruments are not subject to master netting agreements, thus the related amounts are not offset.

5.   **Collateralized transactions**

The Company enters into collateralized borrowing and lending transactions in order to meet customers' needs and earn residual interest rate spreads, obtain securities for settlement and finance trading inventory positions. Under these transactions, the Company either receives or provides collateral, including U.S. Government and Agency, asset-backed, corporate debt, equity, and non-U.S. Government and Agency securities.

The Company obtains short-term borrowings primarily through bank call loans. Bank call loans are generally payable on demand and bear interest at various rates. As of December 31, 2018, bank call loans were $15.0 million. As of December 31, 2018, such loans were collateralized by firm and/or customer securities with market values of approximately $18.6 million and $1.6 million, respectively, with commercial banks.

As of December 31, 2018, the Company had approximately $1.0 billion of customer securities under customer margin loans that are available to be pledged, of which the Company has re-pledged approximately $112.6 million under securities loan agreements.

As of December 31, 2018, the Company had pledged $460.2 million of customer securities directly with the Options Clearing Corporation to secure obligations and margin requirements under option contracts written by customers.

As of December 31, 2018, the Company had no outstanding letters of credit.

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. Except as described below, repurchase and reverse repurchase agreements, principally involving U.S. Government and Agency securities, are carried at amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements and include accrued interest.

Repurchase agreements and reverse repurchase agreements are presented on a net-by-counterparty basis, when the repurchase agreements and reverse repurchase agreements are executed with the same counterparty, have the same explicit settlement date, are executed in accordance with a master netting arrangement, the securities underlying the repurchase agreements and reverse repurchase agreements exist in "book entry" form and certain other requirements are met.

The following table presents a disaggregation of the gross obligation by the class of collateral pledged and the remaining contractual maturity of the repurchase agreements and securities loaned transactions as of December 31, 2018:

(Expressed in thousands)

	Overnight and Open
Repurchase agreements:	
U.S. Government and Agency securities	$ 566,357
Securities loaned:	
Equity securities	146,815
Gross amount of recognized liabilities for repurchase agreements and securities loaned	$ 713,172

The following tables present the gross amounts and the offsetting amounts of reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions as of December 31, 2018:

(Expressed in thousands)

	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Consolidated Statement of Financial Condition	Net Amounts of Assets Presented on the Consolidated Statement of Financial Condition	Gross Amounts Not Offset on the Consolidated Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
Reverse repurchase agreements	$ 82,429	$ (82,139)	$ 290	$ —	$ —	$ 290
Securities borrowed [1]	108,144	—	108,144	(105,960)	—	2,184
Total	$ 190,573	$ (82,139)	$ 108,434	$ (105,960)	$ —	$ 2,474

(1) Included in receivable from brokers, dealers and clearing organizations on the consolidated statement of financial condition.

(Expressed in thousands)

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Consolidated Statement of Financial Condition	Net Amounts of Liabilities Presented on the Consolidated Statement of Financial Condition	Gross Amounts Not Offset on the Consolidated Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Pledged	
Repurchase agreements	$ 566,357	$ (82,139)	$ 484,218	$ (480,322)	$ —	$ 3,896
Securities loaned [2]	146,815	—	146,815	(139,232)	—	7,583
Total	$ 713,172	$ (82,139)	$ 631,033	$ (619,554)	$ —	$ 11,479

(2) Included in payable to brokers, dealers and clearing organizations on the consolidated statement of financial condition.

The Company elected the fair value option for those repurchase agreements and reverse repurchase agreements that do not settle overnight or have an open settlement date. As of December 31, 2018, the Company did not have any repurchase agreements and reverse repurchase agreements that do not settle overnight or have an open settlement date.

The Company receives collateral in connection with securities borrowed and reverse repurchase agreement transactions and customer margin loans. Under many agreements, the Company is permitted to sell or re-pledge the securities received (e.g., use the securities to enter into securities lending transactions, or deliver to counterparties to cover short positions). As of December 31, 2018, the fair value of securities received as collateral under securities borrowed transactions and reverse repurchase agreements was $104.9 million and $83.0 million, respectively, of which the Company has sold and re-pledged approximately $27.6 million under securities loaned transactions and $83.0 million under repurchase agreements.

The Company pledges certain of its securities owned for securities lending and repurchase agreements and to collateralize bank call loan transactions. The carrying value of pledged securities owned that can be sold or re-pledged by the counterparty was $518.0 million, as presented on the face of the consolidated statement of financial condition as of December 31, 2018. The carrying value of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or re-pledge the collateral was $20.2 million as of December 31, 2018.

The Company manages credit exposure arising from repurchase and reverse repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate securities and the right to offset a counterparty's rights and obligations. The Company manages market risk of repurchase agreements and securities loaned by monitoring the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists. In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

Credit Concentrations

Credit concentrations may arise from trading, investing, underwriting and financing activities and may be impacted by changes in economic, industry or political factors. In the normal course of business, the Company may be exposed to credit risk in the event customers, counterparties including other brokers and dealers, issuers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company seeks to mitigate these risks by actively monitoring exposures and obtaining collateral as deemed appropriate. Included in receivable from brokers, dealers and clearing organizations as of December 31, 2018 are receivables from five major U.S. broker-dealers totaling approximately $86.2 million.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on the settlement date, generally one to two business days after the trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has clearing/participating arrangements with the National Securities Clearing Corporation, the Fixed Income Clearing Corporation ("FICC"), R.J. O'Brien & Associates (commodities transactions), Mortgage-Backed Securities Division (a division of FICC) and others. With respect to its business in reverse repurchase and repurchase agreements, substantially all open contracts as of December 31, 2018 are with the FICC. The clearing organizations have the right to charge the Company for losses that result from a client's failure to fulfill its contractual obligations. Accordingly, the Company has credit exposures with these clearing brokers. The clearing brokers can re-hypothecate the securities held on behalf of the Company. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. As of December 31, 2018, the Company had recorded no liabilities with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and banks with which it conducts business.

6. Variable interest entities

The Company's policy is to consolidate all subsidiaries in which it has a controlling financial interest, as well as any VIEs where the Company is deemed to be the primary beneficiary, when it has the power to make the decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb significant losses or the right to receive benefits that could potentially be significant to the VIE.

For funds that the Company has concluded are not VIEs, the Company then evaluates whether the fund is a partnership or similar entity. If the fund is a partnership or similar entity, the Company evaluates the fund under the partnership consolidation guidance. Pursuant to that guidance, the Company consolidates funds in which it is the general partner, unless presumption of control by the Company can be overcome. This presumption is overcome only when unrelated investors in the fund have the substantive ability to liquidate the fund or otherwise remove the Company as the general partner without cause, based on a simple majority vote of unaffiliated investors, or have other substantive participating rights. If the presumption of control can be overcome, the Company accounts for its interest in the fund pursuant to the equity method of accounting.

The Company serves as general partner of hedge funds and private equity funds that were established for the purpose of providing investment alternatives to both its institutional and qualified retail clients. The Company holds variable interests in these funds as a result of its right to receive management and incentive fees. The Company's investment in and additional capital commitments to these hedge funds and private equity funds are also considered variable interests. The Company's additional capital commitments are subject to call at a later date and are limited in amount.

The Company assesses whether it is the primary beneficiary of the hedge funds and private equity funds in which it holds a variable interest in the form of general partner interests. In each instance, the Company has determined that it is not the primary beneficiary and therefore need not consolidate the hedge funds or private equity funds. The subsidiaries' general partnership interests, additional capital commitments, and management fees receivable represent its maximum exposure to loss. The subsidiaries' general partnership interests and management fees receivable are included in other assets on the consolidated statement of financial condition.

The following tables set forth the total VIE assets, the carrying value of the subsidiaries' variable interests, and the Company's maximum exposure to loss in Company-sponsored non-consolidated VIEs in which the Company holds variable interests and other non-consolidated VIEs in which the Company holds variable interests as of December 31, 2018:

(Expressed in thousands)

	Total VIE Assets [1]	Carrying Value of the Company's Variable Interest		Capital Commitments	Maximum Exposure to Loss in Non-consolidated VIEs
		Assets [2]	Liabilities		
Hedge funds	$ 32,651	$ 337	$ —	$ —	$ 337
Private equity funds	7,454	8	—	—	8
Total	$ 40,105	$ 345	$ —	$ —	$ 345

(1) Represents the total assets of the VIEs and does not represent the Company's interests in the VIEs.
(2) Represents the Company's interests in the VIEs and is included in other assets on the consolidated statement of financial condition.

7. Furniture, equipment and leasehold improvements

The components of furniture, equipment and leasehold improvements as of December 31, 2018 are as follows:

(Expressed in thousands)

Furniture, fixtures and equipment	$	54,171
Leasehold improvements		23,680
Total		77,851
Less accumulated depreciation		(70,305)
Total	$	7,546

8. Subordinated borrowings

The subordinated loans are payable to the Company's indirect parent, E.A. Viner International Co. ("Viner"). Certain loans bear interest at 11-1/2% per annum. These loans are due: $3.8 million, November 29, 2019, $7.1 million, December 31, 2019 and $1.6 million, June 25, 2020 and are automatically renewed for an additional year unless terminated by either party within seven months of their expiration.

The subordinated loans are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. These borrowings may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's net capital requirements.

9. Income taxes

The Company is included in an affiliated group that files a consolidated Federal income tax return. The Company files state and local income tax returns on a separate company basis or as part of the affiliated group's unitary combined state filing, depending on the specific requirements of each state and local jurisdiction.

The Company permanently reinvests eligible earnings of its foreign subsidiaries and, accordingly, does not accrue any U.S. income taxes that would arise if these earnings were repatriated. The unrecognized deferred tax liability associated with the outside basis difference of its foreign subsidiaries is estimated at $2.9 million for those subsidiaries. The Company has continued to reinvest permanently the excess earnings of Oppenheimer Israel (OPCO) Ltd. in its own business. With the passage of the TCJA, the Company will continue to review its historical treatment of these earnings to determine whether its historical practice will continue or whether a change is warranted.

As of December 31, 2018, the Company has net deferred tax assets of $26.6 million. Included in deferred tax assets on a tax-effected basis are timing differences arising with respect to compensation and other expenses not currently deductible for tax purposes and a net operating loss carryforward related to Oppenheimer Israel (OPCO) Ltd. (valued at $2.5 million on a tax-effected basis).

The Company believes that realization of deferred tax assets arising from temporary differences in the U.S. taxing jurisdictions is more likely than not based on past income trends and expectations of future taxable income. The Company believes that realization of the deferred tax asset related to net operating loss carryforwards of its subsidiary, Oppenheimer Israel (OPCO) Ltd., is more likely than not based on past income trends and expectations of future taxable income. The net operating loss carries forward indefinitely and is not subject to expiration, provided that this subsidiary and its underlying businesses continue operating normally (as is anticipated).

The Company is included in the filing of income tax returns in the U.S. federal jurisdiction, and in various states, either as part of an affiliated filing group or on a stand-alone basis. The Company's open income tax years vary by jurisdiction, but all income tax years are closed through 2008 for all significant jurisdictions.

The Company regularly assesses the likelihood of assessments in each taxing jurisdiction within which it operates and has established tax reserves it believes are adequate in relation to any potential exposures. The Company has recorded unrecognized tax benefits of $1.1 million as of December 31, 2018. Included in the balance of unrecognized tax benefits as of December 31, 2018 is $852,900 of tax benefits that, if recognized, would affect the effective tax rate. The Company does not believe any unrecognized tax benefit will significantly increase or decrease within twelve months.

The Company records interest and penalties accruing on unrecognized tax benefits in loss before tax benefit as interest expense and other expense, respectively. For the year ended December 31, 2018, the Company accrued income tax-interest of $96,630 on unrecognized tax benefits. As of December 31, 2018, the Company had an income tax-related interest payable of $317,355 on its consolidated statement of financial condition.

10. Employee compensation plans

The Parent and the Company maintains various employee compensation plans for the benefits of the Company's employees and its affiliates. Two types of employee compensation are granted under share-based compensation and cash-based compensation plans.

Share-based Compensation

Oppenheimer Holdings Inc. 2014 Incentive Plan

On February 26, 2014, the Company adopted the Oppenheimer Holdings Inc. 2014 Incentive Plan (the "OIP"). Pursuant to the OIP, the Compensation Committee of the Board of Directors of the Parent (the "Committee") is permitted to grant options to purchase Class A Stock ("stock options"). Class A Stock awards and restricted Class A Stock (collectively "restricted stock awards") to or for the benefit of employees and non-employee directors of the Company and its affiliates as part of their compensation. Stock options are generally granted for a five-year term and generally vest at the rate of 25% of the amount granted on the second anniversary of the grant, 25% on the third anniversary of the grant, 25% on the fourth anniversary of the grant and 25% six months before expiration. Restricted stock awards are generally awarded for a three or five year term and fully vest at the end of the term.

Oppenheimer Holdings Inc. Stock Appreciation Right Plan

Under the Oppenheimer Holdings Inc. Stock Appreciation Right Plan, the Committee awards stock appreciation rights ("OARs") to certain employees as part of their compensation package based on a formula reflecting gross production and length of service. These awards are granted once per year in January with respect to the prior year's production. The OARs vest five years from grant date and settle in cash at vesting.

Restricted stock - The Company has granted restricted stock awards pursuant to the OIP. The following table summarizes the status of the Company's non-vested restricted Class A Stock awards under the OIP for the year ended December 31, 2018:

	Number of Class A Shares Subject to Restricted Stock Awards	Weighted Average Fair Value	Remaining Contractual Life
Nonvested at beginning of year	794,126	$ 16.17	2.2 Years
Granted	269,209	26.06	2.9 Years
Vested	(10,000)	23.06	—
Forfeited	(71,566)	16.60	—
Nonvested at end of year	981,769	$ 18.78	1.7 Years

As of December 31, 2018, all outstanding restricted Class A Stock awards were non-vested. The aggregate intrinsic value of restricted Class A Stock awards outstanding as of December 31, 2018 was $25.1 million.

As of December 31, 2018, there was $8.8 million of total unrecognized compensation cost related to unvested restricted Class A Stock awards. The cost is expected to be recognized over a weighted average period of 1.7 years.

As of December 31, 2018, the number of shares of Class A Stock available under the share-based compensation plans, but not yet awarded, was 811,937.

On January 31, 2019, the Committee awarded a total of 306,208 restricted shares of Class A Stock to current employees pursuant to the OIP. Of these restricted shares, 145,818 shares will cliff vest in three years and 160,390 shares will cliff vest in five years. These awards will be expensed over the applicable three or five year vesting period.

Stock options - The Committee has granted stock options pursuant to the OIP. There were 15,573 options outstanding as of December 31, 2018.

On January 31, 2019, the Committee awarded a total of 3,578 options to purchase Class A Stock to current employees pursuant to the OIP. These options will be expensed over 4.5 years (the vesting period).

OARs - The Committee has awarded OARs pursuant to the Oppenheimer Holdings Inc. Stock Appreciation Right Plan. The following table summarized the status of the Company's outstanding OARs awards as of December 31, 2018:

Grant Date	Number of OARs Outstanding	Strike Price	Remaining Contractual Life	Fair Value as of December 31, 2018
January 14, 2014	378,460	$ 23.48	13 Days	$ 2.11
January 9, 2015	428,920	21.94	1 Year	4.87
January 6, 2016	425,900	15.89	2 Years	9.90
January 6, 2017	409,660	18.90	3 Years	8.32
January 5, 2018	482,720	27.05	4 Years	5.96
	2,125,660			
Total weighted average values		$ 21.58	2.1 Years	$ 6.30

Oppenheimer & Co. Inc. and Subsidiaries
Notes to Consolidated Statement of Financial Condition
As of December 31, 2018

The fair value as of December 31, 2018 for each OARs was estimated using the Black-Scholes model with the following assumptions:

	Grant Date				
	January 14, 2014	January 9, 2015	January 6, 2016	January 6, 2017	January 5, 2018
Expected term [1]	13 Days	1 Year	2 Years	3 Years	4 Years
Expected volatility factor [2]	28.2%	27.6%	26.7%	29.0%	33.0%
Risk-free interest rate [3]	1.2%	2.6%	2.5%	2.5%	2.5%
Actual dividends [4]	$ 0.44	$ 0.44	$ 0.44	$ 0.44	$ 0.44

(1)   The expected term was determined based on the remaining life of the actual awards.
(2)   The volatility factor was measured using the weighted average of historical daily price changes of the Parent's Class A Stock over a historical period commensurate to the expected term of the awards.
(3)   The risk-free interest rate was based on periods equal to the expected term of the awards based on the U.S. Treasury yield curve in effect at December 31, 2018.
(4)   Actual dividends of the Parent were used to compute the expected annual dividend yield.

As of December 31, 2018, 2,125,660 of outstanding OARs were unvested and nil were vested. As of December 31, 2018, the aggregate intrinsic value of OARs outstanding was $9.2 million. The liability related to the OARs was $6.9 million as of December 31, 2018.

As of December 31, 2018, there was $6.5 million of total unrecognized compensation cost related to unvested OARs. The cost is expected to be recognized over a weighted average period of 2.1 years.

On January 11, 2019, 560,156 OARs were awarded to Oppenheimer employees related to fiscal 2018 performance. These OARs will be expensed over 5 years (the vesting period).

Cash-based Compensation Plan

Defined Contribution Plan

The Company maintains a defined contribution plan covering substantially all full-time U.S. employees. The Oppenheimer & Co. Inc. 401(k) Plan provides that Oppenheimer may make discretionary contributions. Eligible Oppenheimer employees could make voluntary contributions which could not exceed $18,500 per annum in 2018.

Deferred Compensation Plans

The Company maintains an Executive Deferred Compensation Plan ("EDCP") and a Deferred Incentive Plan ("DIP") in order to offer certain qualified high-performing financial advisers a bonus based upon a formula reflecting years of service, production, net commissions and a valuation of their clients' assets. The bonus amounts resulted in deferrals in fiscal 2018 of $9.4 million. These deferrals normally vest after five years. The liability is being recognized on a straight-line basis over the vesting period. The EDCP also includes voluntary deferrals by senior executives that are not subject to vesting. The Company maintains a Company-owned life insurance policy, which is designed to offset approximately 60% of the EDCP liability. The EDCP liability is being tracked against the value of a benchmark investment portfolio held for this purpose. As of December 31, 2018, the Company's liability with respect to the EDCP and DIP totaled $46.5 million and is included in accrued compensation on the consolidated statement of financial condition as of December 31, 2018.

In addition, the Company is maintaining a deferred compensation plan on behalf of certain employees who were formerly employed by CIBC World Markets. The liability is being tracked against the value of an investment portfolio held by the Company for this purpose and, therefore, the liability fluctuates with the fair value of the underlying portfolio. As of December 31, 2018, the Company's liability with respect to this plan totaled $15.6 million.

11.   Commitments and contingencies

Commitments

The Company and its subsidiaries have operating leases for office space, equipment and furniture and fixtures expiring at various dates through 2034. Future minimum rental commitments under such office and equipment leases as of December 31, 2018 are as follows:

(Expressed in thousands)

2019	$	38,591
2020		35,871
2021		32,141
2022		29,049
2023		27,357
2024 and thereafter		114,256
	$	277,265

The above table includes operating leases which have been signed by the Company's immediate parent, Viner Finance Inc., in which the Company is allocated for rent charges associated with its occupancy.

Certain of the leases contain provisions for rent increases based on changes in costs incurred by the lessor.

As of December 31, 2018, the Company had no collateralized or uncollateralized letters of credit outstanding.

Contingencies

Many aspects of the Company's business involve substantial risks of liability. In the normal course of business, the Company has been named as defendant or co-defendant in various legal actions, including arbitrations, class actions and other litigation, creating substantial exposure and periodic expenses. Certain of the actual or threatened legal matters include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. These proceedings arise primarily from securities brokerage, asset management and investment banking activities. The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business which may result in expenses, adverse judgments, settlements, fines, penalties, injunctions or other relief. The investigations include inquiries from the Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority ("FINRA") and various state regulators.

The Company accrues for estimated loss contingencies related to legal and regulatory matters when available information indicates that it is probable a liability had been incurred and the Company can reasonably estimate the amount of that loss. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where a loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is often not possible to reasonably estimate the size of the possible loss or range of loss or possible additional losses or range of additional losses.

For certain legal and regulatory proceedings, the Company cannot reasonably estimate such losses, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial, indeterminate or special damages. Counsel may be required to review, analyze and resolve numerous issues, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before the Company can reasonably estimate a loss or range of loss or additional loss for the proceeding. Even after lengthy review and analysis, the Company, in many legal and regulatory proceedings, may not be able to reasonably estimate possible losses or range of loss.

For certain other legal and regulatory proceedings, the Company can estimate possible losses, or range of loss in excess of amounts accrued, but does not believe, based on current knowledge and after consultation with counsel, that such losses individually, or in the aggregate, will have a material adverse effect on the Company's consolidated statement of financial condition as a whole.

For legal and regulatory proceedings where there is at least a reasonable possibility that a loss or an additional loss may be incurred, the Company estimates a range of aggregate loss in excess of amounts accrued of $0 to $30.0 million. This estimated aggregate range is based upon currently available information for those legal proceedings in which the Company is involved, where the Company can make an estimate for such losses. For certain cases, the Company does not believe that it can make an estimate. The foregoing aggregate estimate is based on various factors, including the varying stages of the proceedings (including the fact that many are currently in preliminary stages), the numerous yet-unresolved issues in many of the proceedings and the attendant uncertainty of the various potential outcomes of such proceedings. Accordingly, the Company's estimate will change from time to time, and actual losses may be more than the current estimate.

In February 2010, Oppenheimer finalized settlements with the Regulators concluding investigations and administrative proceedings by the Regulators concerning Oppenheimer's marketing and sale of ARS. Pursuant to the settlements with the Regulators, Oppenheimer agreed to extend offers to repurchase ARS from certain of its clients subject to certain terms and conditions more fully described below. As of December 31, 2018, the Company had no outstanding ARS purchase commitments related to the settlements with the Regulators. In addition to the settlements with the Regulators, Oppenheimer has also reached settlements of and received adverse awards in legal proceedings with various clients where the Company is obligated to purchase ARS. Pursuant to completed Purchase Offers (as defined) under the settlements with the Regulators and client related legal settlements and awards to purchase ARS, as of December 31, 2018, the Company purchased and holds (net of redemptions) approximately $40.7 million in ARS from its clients. In addition, the Company is committed to purchase another $7.3 million in ARS from clients through 2020 under legal settlements and awards.

The Company's purchases of ARS from its clients holding ARS eligible for repurchase will, subject to the terms and conditions of the settlements with the Regulators, continue on a periodic basis. Pursuant to these terms and conditions, the Company is required to conduct a financial review every six months, until the Company has extended Purchase Offers to all Eligible Investors (as defined), to determine whether it has funds available, after giving effect to the financial and regulatory capital constraints applicable to the Company, to extend additional Purchase Offers. There are no predetermined quantitative thresholds or formulas used for determining the final agreed upon amount for the Purchase Offers. Upon completion of the financial review, the Company first meets with its primary regulator, FINRA, and then with representatives of the NYAG and other regulators to present the results of the review and to finalize the amount of the next Purchase Offer and discuss offer scenarios in terms of which Eligible Investors should receive a Purchase Offer. Once various Purchase Offer scenarios have been discussed, the regulators, not the Company, make the final determination of which Purchase Offer scenario to implement. The terms of the settlements provide that the amount of ARS to be purchased during any period shall not risk placing the Company in violation of regulatory requirements.

Eligible Investors for future buybacks continued to hold approximately $7.5 million of ARS principal value as of December 31, 2018. It is reasonably possible that some ARS Purchase Offers will need to be extended to Eligible Investors holding ARS prior to redemptions (or tender offers) by issuers of the full amount that remains outstanding. The potential additional losses that may result from entering into ARS purchase commitments with Eligible Investors for future buybacks represent the estimated difference between the principal value and the fair value. It is possible that the Company could sustain a loss of all or substantially all of the principal value of ARS still held by Eligible Investors but such an outcome is highly unlikely. The amount of potential additional losses resulting from entering into these commitments cannot be reasonably estimated due to the uncertainties surrounding the amounts and timing of future buybacks that result from the six-month financial review and the amounts, scope, and timing of future issuer redemptions and tender offers of ARS held by Eligible Investors. The range of potential additional losses related to valuation adjustments is between $0 and the amount of the estimated differential between the principal value and the fair value of ARS held by Eligible Investors for future buybacks that were not yet purchased or committed to be purchased by the Company at any point in time. The range of potential additional losses described here is not included in the estimated range of aggregate loss in excess of amounts accrued for legal and regulatory proceedings described above.

Outside of the settlements with the Regulators, the Company has also reached various legal settlements with clients. As of December 31, 2018, there were no ARS purchase commitments related to legal settlements extending past 2020.

Since August 2014, Oppenheimer has been responding to information requests from the SEC regarding the supervision of one of its former financial advisers who was indicted by the United States Attorney's Office for the District of New Jersey in March 2014 on allegations of insider trading. Oppenheimer is continuing to cooperate with the SEC inquiry.

Since September 2016, Oppenheimer has been responding to information requests from FINRA (including from FINRA's Enforcement Department) regarding the supervision of Oppenheimer's sale of unit investment trusts from 2011 to 2015. The inquiry is part of a larger targeted examination or "sweep" examination involving many other brokerage firms. Oppenheimer is continuing to cooperate with the FINRA inquiry.

On February 12, 2018, the SEC Division of Enforcement ("Enforcement Division") announced the Share Class Selection Disclosure Initiative ("SCSD Initiative") pursuant to which investment advisers were encouraged to self-report possible securities laws violations relating to the failure to make certain disclosures concerning mutual fund share class selection. On June 11, 2018, Oppenheimer and OAM notified the Enforcement Division that it intended to participate in the SCSD Initiative. Oppenheimer and OAM filed the information required by the SCSD Initiative on September 19, 2018. On February 7, 2019, Oppenheimer (and its affiliate Oppenheimer Asset Management, collectively "Oppenheimer") filed an Offer of Settlement with the SEC (the "Offer") pursuant to which Oppenheimer offered to disgorge approximately $3.5 million (the "Disgorgement Amount") (including pre-judgment interest) of 12b-1 fees and agree to certain undertakings including the following: (i) within 30 days of the entry of an SEC Order, review and correct as necessary all relevant disclosure documents concerning mutual fund share class selection and 12b-1 fees; (ii) within 30 days of the entry of an SEC Order, evaluate whether existing clients should be moved to a lower-cost share class and move clients as necessary; (iii) within 30 days of the entry of an SEC Order, evaluate, update (if necessary), and review for the effectiveness of their implementation, Oppenheimer's policies and procedures so that they are reasonably designed to prevent violations of the Investment Advisers Act in connection with disclosures regarding mutual fund share class selection; (iv) within 30 days of the entry of an SEC Order, notify affected investors (i.e., those former and current clients who, during the relevant period of inadequate disclosure, purchased or held 12b-1 fee paying share class mutual funds when a lower-cost share class of the same fund was available to the client) of the settlement terms of the Order in a clear and conspicuous fashion; and (v) within 40 days of the entry of an SEC Order, certify, in writing, compliance with the undertaking(s) set forth above. Oppenheimer is awaiting the entry of an SEC Order consistent with the above.

12.   Regulatory requirements

The Company's U.S. broker dealer subsidiaries, Oppenheimer and Freedom, are subject to the uniform net capital requirements of the SEC under Rule 15c3-1 (the "Rule") promulgated under the Securities Exchange Act of 1934. Oppenheimer computes its net capital requirements under the alternative method provided for in the Rule which requires that Oppenheimer maintain net capital equal to two percent of aggregate customer-related debit items, as defined in SEC Rule 15c3-3. As of December 31, 2018, the net capital of Oppenheimer as calculated under the Rule was $194.5 million or 20.86% of Oppenheimer's aggregate debit items. This was $175.8 million in excess of the minimum required net capital at that date. Freedom computes its net capital requirement under the basic method provided for in the Rule, which requires that Freedom maintain net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. As of December 31, 2018, Freedom had net capital of $5.3 million, which was $5.2 million in excess of the $100,000 required to be maintained at that date.

13.   **Related party transactions**

The Company provides certain administrative and support services to other consolidated operating subsidiaries of the Parent.

As of December 31, 2018, the Company had amounts payable to affiliates who are consolidated operating subsidiaries of the Parent on the consolidated statement of financial condition. Included in other assets are amounts receivable from affiliates of $2.5 million and included in accounts payable and other liabilities are amounts due to affiliates of $114.9 million.

As of December 31, 2018, the Company had income taxes payable of $64.9 million which are comprised of payables to affiliates related to consolidated income tax liabilities. The Company remits payments for income taxes on behalf of its affiliates. Payments for income taxes are reimbursable by the affiliates.

The amounts payable to affiliates presented above are gross amounts that have not been netted for direct expenses that reside at the affiliate and are unsecured, non-interest bearing and have no fixed terms of payment.

The Company does not make loans to its officers and directors except under normal commercial terms pursuant to client margin account agreements. These loans are fully collateralized by such employee-owned securities.

14.   **Subsequent events**

The Company has performed an evaluation of events that have occurred since December 31, 2018 and through the date on which the consolidated statement of financial condition was issued, and determined that there are no events that have occurred that would require recognition or additional disclosure.

Oppenheimer & Co. Inc.'s Compliance Report 416

Oppenheimer & Co. Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1) The Company has established and maintained Internal Control Over Compliance*, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
2) The Company's Internal Control Over Compliance was effective for the period from January 1, 2018 through December 31, 2018;
3) The Company's Internal Control Over Compliance was effective as of December 31, 2018;
4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of December 31, 2018; and
5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Oppenheimer & Co. Inc.

I, Albert G. Lowenthal, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: *[signature]*
Title: Chairman and Chief Executive Officer
February 27, 2019

* *The term Internal Control Over Compliance means internal controls that have the objective of providing the broker or dealer with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or any rule of the designated examining authority of the broker or dealer that requires account statements to be sent to the customers of the broker or dealer will be prevented or detected on a timely basis.*

53

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Oppenheimer & Co. Inc.

We have examined Oppenheimer & Co. Inc's (the "Company") statements, included in the accompanying *compliance report*, that (1) the Company's internal control over compliance was effective during the year ended December 31, 2018; (2) the Company's internal control over compliance was effective as of December 31, 2018; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2018; and (4) the information used to state that the Company was in compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with the net capital rule, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the year ended December 31, 2018; the Company complied with the net capital rule and reserve requirements rule as of December 31, 2018; and the information used to assert compliance with the net capital rule and reserve requirements rule as of December 31, 2018 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with the net capital rule and reserve requirements rule, determining whether the information used to assert compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Deloitte & Touche LLP

February 27, 2019